Viela Bio, Inc.

One MedImmune Way

First Floor, Area Two

Gaithersburg, MD 20878

September 30, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Suzanne Hayes, Office of Healthcare & Insurance

Re:	Viela Bio, Inc.
Registration Statement on Form S-1, as amended
File No. 333-233528
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Viela Bio, Inc., a Delaware corporation (the “Registrant”), hereby respectfully requests that the effective date of the above-captioned registration statement on Form S-1 (Registration No. 333-233528) be accelerated so that the registration statement may become effective at 4:00 p.m., Eastern time, on Wednesday, October 2, 2019, or as soon thereafter as practicable, or at such later time as the Registrant may orally request via telephone call to the staff. The Registrant hereby authorizes each of Jonathan Kravetz and John T. Rudy of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Registrant, to make such request on its behalf.

Please call Jonathan Kravetz (617-348-1674) or John T. Rudy (617-348-3050) of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Registrant, with any comments or questions regarding this matter.

[Signature page follows]

Very truly yours,

VIELA BIO, INC.

/s/ Zhengbin (Bing) Yao, Ph.D.
Zhengbin (Bing) Yao, Ph.D.
Chairman, President and Chief Executive Officer

cc:	Securities and Exchange Commission

Suzanne Hayes, Assistant Director

Ada D. Sarmento

Viela Bio, Inc.

Zhengbin (Bing) Yao, Ph.D.

Mitchell Chan

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Jonathan L. Kravetz

John T. Rudy

Ropes & Gray LLP

Patrick O’Brien

KPMG LLP

Brian McDonald